SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08006312

December 5, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published December 1, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
December 1, 2008	Press Release	Michael McNally new member of Skanska Senior Executive Team, Bill Flemming new President of Skanska USA Building	law and by the listing agreement with Stockholm Stock Exchange

12/23

SKANSKA

Press Release

December 1, 2008
5.00 pm CET

Michael McNally new member of Skanska Senior Executive Team
Bill Flemming new President of Skanska USA Building

Michael McNally has been appointed Executive Vice President of Skanska AB and a member of the Senior Executive Team. He will also serve as President of Skanska USA Inc, the holding company for Skanska USA Building and Skanska USA Civil.

Michael McNally was serving as President of Skanska USA Building, which is Skanska's American unit in the commercial and institutional construction sector. McNally, who has 32 years of experience in the construction industry, joined Skanska in 1998.

"It is a pleasure to welcome Mike to SET, in which we are looking forward to his participation with his extensive experience of international construction," says Johan Karlström, President and CEO Skanska AB.

Concurrently, Bill Flemming is appointed new President of Skanska USA Building. Flemming joined Skanska in 1986 and has been a member of the unit's executive management team since 1998. He has been active in the construction industry for 30 years.

"Bill has been a motivational leader within Skanska USA Building for a long time. He has focused on profitability and has the right values and qualifications to manage the continued development of the unit," says Johan Karlström.

Recently, Skanska appointed Rich Cavallaro as President of Skanska USA Civil. He succeeds Sal Mancini, who will retire at year-end.

Skanska's former President and CEO Stuart Graham and the retiring Skanska USA Civil President Sal Mancini will serve as Senior Advisors to Johan Karlström, President and CEO of Skanska AB.

Skanska is a leading provider of construction services in the U.S. through three primary business units: Skanska USA Civil focused on the construction of infrastructure projects in the highway, bridges, mass transit, water/waste water and power sectors, Skanska USA Building a provider of construction, pre-construction consulting, general contracting and design-build services to a broad range of U.S. industries including life sciences, healthcare, education, high-tech, aviation, transportation and sports and entertainment. Skanska is also active within Public Private

Partnering through Skanska Infrastructure Development, which develops and invests in privately financed infrastructure projects such as airports, roads, tunnels, bridges, seaports, public buildings, schools and hospitals. In 2007, Skanska had U.S. sales of approximately USD 5.4 billion with more than 8,500 employees.

For further information please contact:

Karin Lepasoon, Executive Vice President, Group Communications, Skanska AB, tel +46 8 753 88 74.
Pontus Winqvist, Senior Vice President, Investor Relations, Skanska AB, tel +46 8 504 351 47
Peter Gimbe, Group Press Officer, Skanska AB, tel +46 8 753 88 38.
Direct line for media: +46 8 753 88 99
This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading project development and construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END